

September 10, 2013

Via E-mail
Mr. Thomas J. McInerney
President and Chief Executive Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

      Re: **Genworth Financial, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              Form 10-Q for the Quarterly Period Ended June 30, 2013
              Filed August 1, 2013
              File No. 001-32195

Dear Mr. McInerney:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Insurance Liabilities and Reserves, page 120

1. Given the significance of your long term care business and the adverse impact of continuing low interest rates and adverse health care trends, please provide proposed disclosure of the significant assumptions used to arrive at the December 31, 2012 reserve for long-term care. Further, where assumptions or estimates have changed from 2011 to 2012, discuss the effects on results of operations.

2. You strengthened long term care claim reserves by $93 million in 2012, $232 million in 2011 and $276 million in 2010 and assert that the risk of a deterioration in claim experience, as compared to initial pricing assumptions, is "particularly significant" for your long term care insurance. Please tell us the factors you considered in determining the adequacy of the long term care reserve for future policy benefits, which amounted to $16.1 billion at December 31, 2012, and your consideration of ASC 944-60-25 in determining the need for a related premium deficiency reserve at December 31, 2012.

Liquidity and Capital Resources, page 198

3. You disclose on page 201 that your primary US mortgage insurance subsidiary had a risk-to-capital ratio of 36.9:1 at December 31, 2012, which exceeded the maximum regulatory risk-to-capital ratio of 25:1. Thus, you have operated under revocable waivers granted by the NCDOI and other state insurance departments, which can be modified or terminated at their discretion. You disclose in your June 30, 2013 10-Q on page 97 that Genworth Holdings contributed $100 million to GEMICO as part of the Capital Plan and that the risk-to-capital ratio was 23.8:1 at June 30, 2013. Also, you state that your risk-to-capital ratio is expected to remain under pressure and may increase due to future losses. Please provide us proposed disclosure to be included in Management's Discussion and Analysis in future periodic reports that describes the reasonably likely impact on your future results of operations and financial condition, if the regulatory waivers are revoked. In addition, please clarify if you expect the capital infusions to continue and disclose the effect of the capital infusions on the risk-to-capital ratio.

Notes to Consolidated Financial Statements
11. Liability for Policy and Contract Claims, page 287

4. In your US mortgage insurance business, you conduct loss mitigation activities, including workouts, loan modifications, pre-sales, rescissions, curtailments and targeted settlements net of reinstatements, in order to reduce your ultimate claim payment obligations. On pages 109 and 287, you disclose that the loss mitigation activities resulted in a reduction of expected losses of $674 million in 2012 ($601 million related to prior year delinquencies), $567 million in 2011 ($472 million related to prior year delinquencies) and $734 million in 2010 ($540 million related to prior year delinquencies). Please provide us proposed disclosure to be included in future filings to clarify where these amounts are classified in the table on page 287.

19. Insurance Subsidiary Financial Information and Regulatory Matters, page 332

5. Please provide us the following information related to your captive insurance subsidiaries:

- The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
- The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount of the parent holding company's assets, guarantees, letters of credit or promises securing the captives' obligations.
- The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
- Uncertainties associated with your continued use of captive insurance subsidiaries and the reasonably likely effects on your financial position and results of operations, if you discontinue this practice.

Form 10-Q for the Quarterly Period Ended June 30, 2013
(11) Condensed Consolidating Financial Information, page 73

6. Please refer to you disclosure in Note 1 that the issuer, Genworth Holdings, Inc., is wholly owned by New Genworth. Please confirm that by wholly-owned you mean 100% owned as required by Rule 3-10(c) of Regulation S-X, and propose revised disclosure to be included in future periodic reports. Otherwise, tell us why you do not provide separate financial statements for the issuer. Also, please address the disclosure requirements in Rule 3-10(i)(9) and (i)(10) of Regulation S-X and provided proposed disclosure, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant